EXHIBIT 21.1

Subsidiaries of Registrant

1.	Powertech Holdings Company Limited, a British Virgin Islands corporation
2.	Sinopower Holdings International Co. Limited, a Hong Kong corporation
3.	SinoPower Solar Energy Engineering Co. Limited, a Hong Kong corporation
4.	SinoPower Holding (Hong Kong) Co. Limited, a Hong Kong corporation
5.	SolarPower Investment Company Limited (formerly Byconcept Hong Kong Co. Limited, a Hong Kong corporation
6.	SinoPower Solar Energy Co. Limited, a Hong Kong corporation
7.	HongKong Hydroponics Company Limited, a Hong Kong corporation